Exhibit 99.54

Sandspring’s NI 43-101 Compliant Mineral Resource Update for the
Toroparu Project shows 32% increase in Measured & Indicated and 40%
increase in Inferred Gold and Copper Content

March 21, 2011 – SANDSPRING RESOURCES LTD. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce completion of an updated NI 43-101 compliant mineral resource estimate for the Toroparu gold-copper deposit in the Republic of Guyana, South America.

The latest mineral resource estimate for the Toroparu gold-copper deposit, independently modeled by P&E Mining Consultants Inc. (“P&E”), Toronto as a potentially open-pittable deposit within a single optimized open pit shell at an economic cutoff grade of 0.24g/t gold-equivalent (AuEq) contains the following mineral resource classification:

  A Measured and Indicated mineral resource of 3.51 million oz. gold and 330 million pounds copper (4.35 million ounces gold-equivalent) contained within 151.9 million tonnes at a grade of 0.72 g/t gold and 0.10% copper (Table 1).
  An additional Inferred mineral resource of 4.93 million oz. gold and 236 million pounds copper (5.53 million ounces gold-equivalent) is contained within 214.8 million tonnes at a grade of 0.71 g/t gold and 0.05% copper (Table 1).
Highlights include:

  The conversion of 0.84 million ounces of gold and 90 million lbs of copper (1.06 million ounces gold-equivalent) to the “Measured” Resource category.
  The addition of approximately 2.11 million ounces of gold and 19.5 million lbs of copper in the Inferred Resource category.
  A sensitivity comparison of the new mineral resource estimate within a single optimized open pit shell at a 0.42 g/t AuEq cut off grade (economic cut-off used in Sept 15, 2010 resource update - Table 2).
  Presentation of an unconstrained (in- and out-of-pit) global mineralized inventory sensitivity at the current economic (0.24g/t AuEq) cutoff grade (Table 3).
Abraham Drost, P.Geo. President of Sandspring states: “The latest NI 43-101 compliant Mineral Resource update for Sandspring’s Toroparu gold-copper deposit caps a year of incredible resource growth performance.

Presentation of the optimized pit sensitivity at cutoff constrained to 0.42g/t AuEq the same as the last resource update on September 15, 2010 in Table 2 is intended to show the organic growth of approximately 800,000 oz gold Indicated and 600,000 oz gold Inferred defined within in the deposit since the last resource update. Higher two-year trailing average metal prices and more accurate processing & G&A costs in the current optimized pit mineral resource (Table 1) added additional gold and copper at the lower economic cut-off.

The newest single open pit optimized resource model is still open to depth and along strike. Considerable growth potential remains in the immediate resource area and within prospective target areas that Sandspring is actively exploring within its larger Upper Puruni concessions.

The updated mineral resource forms the basis for an NI 43-101 compliant Preliminary Economic Assessment including preliminary mine plan and pro-forma cash flow model that the Company and P&E Mining Consultants Inc. are preparing for the Toroparu deposit”.

Table 1: Toroparu Optimized Pit Resource Estimate at 0.24 g/t AuEq Cut-Off Grade (1)(2)(3)(4)
Classification	Tonnes (000’s)	Au (g/t)	Cu (%)	AuEq (g/t)	Au oz (000’s)	Cu lb (millions)	AuEq oz (000’s)
Saprolite
Measured	1,021	0.96	0.05	0.96	31.5	1.2	31.5
Indicated	2,747	0.68	0.05	0.68	60.1	3.0	60.1
Measured & Indicated	3,768	0.76	0.05	0.76	91.6	4.2	91.6
Inferred	5,473	0.85	0.04	0.85	149.6	4.8	149.6

Fresh Rock
Measured	28,635	0.88	0.14	1.12	810.2	88.4	1,031.1
Indicated	119,466	0.68	0.09	0.84	2,611.8	237.0	3,226.4
Measured & Indicated	148,101	0.72	0.10	0.89	3,422.0	325.4	4,257.5
Inferred	209,365	0.71	0.05	0.80	4,779.2	230.8	5,385.0

Total
Measured	29,656	0.88	0.14	1.11	841.7	89.6	1,062.6
Indicated	122,213	0.68	0.09	0.84	2,671.9	240.0	3,286.5
Measured & Indicated	151,869	0.72	0.10	0.89	3,513.6	329.6	4,349.1
Inferred	214,838	0.71	0.05	0.80	4,928.7	235.6	5,534.6

(1) Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues and are subject to the findings of a full feasibility study.
(2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an

Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.
(3) The mineral resources in this press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(4) The metal prices used in this estimate were a February 28, 2011 two-year trailing average as follows: Au US$1,137/oz, Cu $3.13/lb, Au : Cu ratio using 93% Au recovery and 80% Cu recovery was 1.62 Cu to Au. Mining costs were $1.28 per tonne of fresh rock and $0.87 per tonne of Saprolite, Processing and G&A costs were $8.16/tonne. Pit optimization slopes were 50 degrees.

Table 2: Optimized Pit Sensitivity at 0.42 g/t AuEq Comparison Cut-Off Grade
Classification	Tonnes (000’s)	Au (g/t)	Cu (%)	AuEq (g/t)	Au oz (000’s)	Cu lb (millions)	AuEq oz (000’s)
Saprolite
Measured	832	1.11	0.04	1.11	29.6	0.8	29.6
Indicated	1,817	0.86	0.06	0.86	50.5	2.4	50.5
Measured & Indicated	2,649	0.94	0.05	0.94	80.1	3.2	80.1
Inferred	3,893	1.06	0.05	1.06	132.8	4.1	132.8

Fresh Rock
Measured	24,410	0.99	0.16	1.26	777.7	85.6	985.7
Indicated	87,542	0.85	0.10	1.02	2,378.3	200.7	2,865.2
Measured & Indicated	111,952	0.88	0.12	1.07	3,156.0	286.3	3,850.9
Inferred	145,645	0.87	0.06	0.97	4,078.6	195.9	4,551.5

Total
Measured	25,242	0.99	0.16	1.25	807.3	86.4	1,015.3
Indicated	89,359	0.85	0.10	1.01	2,428.8	203.1	2,915.7
Measured & Indicated	114,601	0.88	0.11	1.07	3,236.1	289.4	3,931.0
Inferred	149,539	0.88	0.06	0.97	4,211.4	200.0	4,684.3

Table 3: Global (In and Out-of Pit) Mineral Inventory Sensitivity at 0.24g/t AuEq Cut-Off
Classification	Tonnes (000’s)	Au (g/t)	Cu (%)	AuEq (g/t)	Au oz (000’s)	Cu lb (millions)	AuEq oz (000’s)
Saprolite	1,065	0.97	0.05	0.97	33.2	1.1	33.2
Measured	2,823	0.69	0.05	0.69	62.3	3.2	62.3
Indicated	3,888	0.76	0.05	0.76	95.5	4.2	95.5
Measured & Indicated	5,575	0.85	0.04	0.85	151.8	5.4	151.8
Inferred	1,065	0.97	0.05	0.97	33.2	1.1	33.2

Fresh Rock
Measured	28,635	0.88	0.14	1.12	810.2	90.9	1,031.1
Indicated	119,666	0.68	0.09	0.84	2,631.6	237.4	3,212.6
Measured & Indicated	148,302	0.72	0.10	0.89	3,441.8	328.3	4,243.7
Inferred	228,112	0.71	0.05	0.79	5,177.8	256.5	5,801.2

Total
Measured	29,700	0.88	0.14	1.11	843.4	92.0	1,064.3
Indicated	122,490	0.68	0.09	0.83	2,693.9	240.6	3,274.8
Measured & Indicated	152,190	0.72	0.10	0.89	3,537.2	332.6	4,339.1
Inferred	233,687	0.71	0.05	0.79	5,329.6	261.9	5,953.0

The original Toroparu mineral resource estimate (October 26, 2008) was calculated from deposit-specific mineralized intercepts in 29 NQ diamond drill holes, totaling 9,493 metres and by 16 mineralized trenches. The June, 2010 mineral resource update was calculated from deposit-specific mineralized intercepts from an additional 36 NQ diamond drill holes (TPD-30 to TPD-66) totaling 17,604 metres. The Sept, 2010 mineral resource update was calculated from deposit-specific mineralized intercepts from an additional 27 NQ diamond drill holes (TPD-67 to TPD-93) totaling 14,562 metres. The current mineral resource estimate was calculated from deposit-specific mineralized intercepts extracted from an additional 35 NQ diamond drill holes (TPD-94 to TPD-128) totaling 21,706 metres, for a total of 63,365 metres, designed to expand and optimize grade and tonnage parameters of the known NI 43-101 compliant Toroparu gold-copper resource. Mineralization is still open in all directions.

Analytical testing and reporting of quantitative assays for holes TPD-51 to TPD-128 was performed independently by Acme Analytical Laboratories Ltd. (AcmeLabs) with sample preparation facilities in Georgetown, Guyana and analytical facilities in Santiago, Chile and Vancouver, Canada with its head office based in Vancouver, Canada. AcmeLabs is an ISO9001:2008 accredited laboratory for the tests reported herein. Analytical testing and reporting of quantitative assays for holes TPD-030 to TPD-050 was performed independently by Activation Laboratories (ActLabs), an ISO accredited sample preparation facility in Georgetown, Guyana and an analytical facility in Caracas, Venezuela with its head office based in Toronto, Ontario.

Analytical testing and reporting of quantitative assays for holes TPD-51 to TPD-128 was performed independently by Acme Analytical Laboratories Ltd. (AcmeLabs) with sample preparation facilities in Georgetown, Guyana and analytical facilities in Santiago, Chile and Vancouver, Canada with head office based in Vancouver, Canada. AcmeLabs is an ISO9001:2008 accredited laboratory for the tests reported herein. A system of blank, standard and duplicate samples were added to the Toroparu sample stream by the Company to verify accuracy and precision of assay results, supplementing a variety of internal QA/QC tests performed by ActLabs and AcmeLabs.

Mr. Eugene Puritch, P.Eng. and Mr. Antoine Yassa, P.Geo. of P&E are independent Qualified Persons as defined by NI 43-101 have approved release of the mineral resource update and technical content contained herein.

Additional information on Sandspring can be viewed on SEDAR under the Company’s profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com

For Further Information, Please Contact:

Mr. Abraham Drost, M.Sc., P.Geo. President/Director
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON
Canada P7J-1H2
Tel: (807) 252-7800

This news release includes certain forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information as it becomes available.

The mineralized material in the Toroparu gold-copper deposit is currently classified as a Measured, Indicated and Inferred resource under Canadian securities disclosure standard National Instrument 43-101. Readers are cautioned that no part of the Toroparu Deposit’s mineralization is yet considered to be a minable reserve under Canadian or US mining securities disclosure standards. In both jurisdictions, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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